SECURI[barcode] ION

09041875

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/07 AND ENDING 9/30/08 *
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Noble International Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ahern, Gasco & Co, P.A

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NOBLE INTERNATIONAL INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008
AND
INDEPENDENT AUDITORS' REPORT

NOBLE INTERNATIONAL INVESTMENTS, INC.

TABLE OF CONTENTS

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Noble International Investments, Inc.

We have audited the accompanying statement of financial condition of Noble International Investments, Inc. (the "Company") as of September 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Noble International Investments, Inc. as of September 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

Ahearn, Jasco + Company, P.A.
AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
November 17, 2008

NOBLE INTERNATIONAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2008

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 2,701,274
Cash on deposit with clearing organizations	200,000
Securities owned, at market value	233,171
Due from parent company	216,455
Consulting and other fees receivable	44,947
Prepaid and other current assets	23,696
TOTAL CURRENT ASSETS	3,419,543
DEFERRED TAX ASSET	33,500
PROPERTY AND EQUIPMENT, net	18,063
OTHER ASSETS	34,839
TOTAL	$ 3,505,945

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 1,941,936
Payable to brokers and dealers	163,087
Inventory not yet purchased	105,825
Due to related entity	19,602
TOTAL CURRENT LIABILITIES	2,230,450
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 100 shares authorized, issued, and outstanding	100
Additional paid-in capital	903,747
Retained earnings	371,648
TOTAL STOCKHOLDER'S EQUITY	1,275,495
TOTAL	$ 3,505,945

The accompanying notes should be read with this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Noble International Investments, Inc. (the "Company") was incorporated in the State of Florida on September 21, 1984, and is presently operating as Noble Financial Capital Markets, a registered securities broker/dealer under the rules of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Noble Financial Group, formerly Dutch American Holdings, Inc. ("Holdings"). Holdings, together with its subsidiary, is hereinafter referred to as the "Combined Group".

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company manages its customer accounts through Pershing Securities ("Pershing") on a fully disclosed basis. Pershing provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS"), No. 157, Fair Value Measurements, to eliminate the diversity in practice that exists due to the different definitions of fair value that are dispersed among the many accounting pronouncements that require fair value measurements, and the limited guidance for applying those definitions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company adopted SFAS 157 as of September 30, 2008, and the adoption did not have a material impact on the financial condition or results of operations.

The valuations of the Company's marketable securities is governed by SFAS No. 157 which defines fair value on the price that would be received to sell the asset or paid to transfer the liability, rather than the priced that would be paid to acquire the asset or receive to assume the liability. All marketable securities held by the Company are reflected in the Company's financial statements at their estimated fair value at September 30, 2008. Estimated fair values are based on the quoted market value of the investment on a national exchange.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions, which are in excess of the insured limits.

Fair Value of Financial Instruments

Cash, accounts receivable, accounts payable and accrued liabilities are reported in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry forwards, and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2008, the Company had net capital of $943,755, which was $688,755 in excess of its required net capital of $255,000. The Company had a ratio of aggregate indebtedness to net capital of 2.25 to 1, based on an aggregated indebtedness of $2,124,625 as of September 30, 2008.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of September 30, 2008:

Furniture	$	105,534
Equipment		52,245
Leasehold improvements		142,771
Computer equipment		82,184
Total cost		382,734
Less: Accumulated depreciation		364,671
Property and equipment, net	$	18,063

NOTE 4. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of marketable trading and investment securities at quoted market values. These securities consisted only of corporate stocks as of September 30, 2008.

NOTE 5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of September 30, 2008:

Accounts payable	$ 184,252
Margin accounts	1,757,684
Total accounts payable and accrued expenses	$ 1,941,936

NOTE 6. RELATED PARTY TRANSACTIONS

Noble Capital Management, Inc. ("NCM") is a related entity through common ownership and is part of the Combined Group. NCM's principal business is that of registered investment advisor. Due to the undelineated relationship between the Company's securities business and NCM's registered investment advisor business, certain expenses of NCM are included in the accounts of the Company and then allocated back to NCM via a systematic calculation based on the revenue of NCM. During the year ended September 30, 2008, the Company charged NCM $314,169 for commission expense and $2,526 for overhead allocation. As of September 30, 2008, the Company owed NCM $19,602.

Noble Financial Group, Inc. ("NFG") is the parent entity that owns Noble International Investments and NCM. NFG does not have a principal business other than serving as the holding company. As of September 30, 2008, the Company had a net amount owed from the parent $216,455 consisting of $82,912 for the allocation of prior year corporate income taxes, $13,700 for the allocation of current year corporate income taxes, and $119,843 from the annual marketing conference.

NOTE 7. COMMITMENTS AND CONTINGENCIES

FINRA Arbitrations

The Company has been named in two separate FINRA arbitration actions by former clients of the Company for allegedly violating various securities laws and FINRA rules. These actions were settled in November 2008. The Company included in the financial statements as of September 30, 2008, $12,000 representing the full cost to settle these actions

The Company has been named in lawsuit by a former employee for allegedly withholding compensation. These actions had not been settled as of September 30, 2008, however management feels the case is frivolous and without merit, and intends to vigorously defend its position.

Other

From time to time the Company is exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. At September 30, 2008, management believes that any such outstanding issues will be resolved without significantly impairing the financial condition of the Company.

NOTE 8. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company will record these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2008.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers' obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.